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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    5  )*
                                         ------

                            CATHAY BANCORP, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                149150104
                     ----------------------------------
                              (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages
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CUSIP No. 149150104                   13G                 Page  2  of  4  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

       Cathay Bank Employee Stock Ownership Plan
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*              (a)  / /
                                                                    (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

       Los Angeles, California
-------------------------------------------------------------------------------
 Number of Shares      (5) Sole Voting Power
 Beneficially
 Owned by             ---------------------------------------------------------
 Each Reporting        (6) Shared Voting Power
 Person With:              561,785.97 shares
                           Participants have the right to vote the shares
                           allocated to their accounts; unvoted or unallocated
                           shares will be voted by the Trustees.
                      ---------------------------------------------------------
                       (7) Sole Dispositive Power

                      ---------------------------------------------------------
                       (8) Shared Dispositive Power

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

       561,785.97
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.25%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

       EP
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT

                               Page 2 of 4 pages
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Item 1.     (a)     NAME OF ISSUER:

                    Cathay Bancorp, Inc., a Delaware corporation ("Issuer")

            (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    777 North Broadway
                    Los Angeles, California 90012

Item 2.     (a)     NAME OF PERSON FILING:

                    Cathay Bank Employee Stock Ownership Plan      .

            (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                    RESIDENCE:

                    777 North Broadway, Los Angeles, CA 90012

            (c)     CITIZENSHIP:

                    Los Angeles, California

            (d)     TITLE OF CLASS OF SECURITIES:

                    Common Stock, $.01 par value, of Issuer (the "Common Stock"), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

            (e)     CUSIP NUMBER:

                    149 150 104

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), OR (c), CHECK WHETHER THE PERSON FILING IS:

                    Employee Benefit Plan, which is subject to the provision of the Employee Retirement Security Act of 1974.

Item 4.     OWNERSHIP:

            (a)     Amount Beneficially Owned:           561,785.97

            (b)     Percent of Class:                    6.25%

            (c)     Number of shares as to which
                    such person has shared power
                    to vote or to direct the vote:       561,785.97

Item 5.     OWNERSHIP OF FIVE PER CENT OR LESS OF A CLASS:

                    Not applicable


                                    Page 3 of 4


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Item 6.     OWNERSHIP OF MORE THAT FIVE PER CENT ON BEHALF OF ANOTHER PERSON:

                    The holdings reported herein are for the benefit of participants in the Cathay Bank
                    Employee Ownership Plan.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not applicable

Item 9.     NOTICE OF DISSOLUTION OF A GROUP:

                    Not applicable

Item 10.    CERTIFICATION:

                    By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.


                                     SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated February 10, 1999            CATHAY BANK EMPLOYEE STOCK OWNERSHIP PLAN
      -----------------


                                   By:                Dunson Cheng
                                          -----------------------------------
                                          Dunson Cheng, Trustee

                                   By:               Anthony M. Tang
                                          -----------------------------------
                                          Anthony M. Tang, Trustee


                                     Page 4 of 4